CORAL GOLD RESOURCES LTD.
Suite 400 – 455 Granville Street
Vancouver, BC  V6C 1T1
Ph: (604) 682-3701  Fax: (604) 682-3600
www.coralgold.com
ir@coralgold.com

September 26, 2007
Trading Symbols: TSX Venture – CLH
 US;OTC.BB – CLHRF
 Berlin and Frankfurt – GV8

GRANT OF STOCK OPTIONS

Coral Gold Resources Ltd. (the “Company”) announces that it has granted incentive stock options for the purchase of up to 735,000 common shares at a price of $1.00 per share to certain directors, officers, employees and consultants of the Company. the incentive stock options are exercisable on or before September 26, 2012. This grant is made pursuant to the Company’s stock option plan.

ON BEHALF OF THE BOARD

“David Wolfin”

David Wolfin, President

The TSX Venture Exchange has not reviewed and does not accept the responsibility for the accuracy or adequacy of this release.